Exhibit 99.1

Phoenix New Media Announces Further Update on Sale of Investment in Yidian

BEIJING, China, August 10, 2020 — Phoenix New Media Limited (“Phoenix New Media,” “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into a new share purchase agreement (the “New SPA”) with Run Liang Tai Management Limited (“Run Liang Tai”), which replaced the Company’s previous agreement (the “Previous Agreement”) with Run Liang Tai for the sale of the Company’s investment in Particle Inc. (“Particle” or “Yidian”) to Run Liang Tai and its designated entities (the “Proposed Buyers”).

As previously announced by the Company, the Company has completed delivery of the first batch of 94,802,752 Particle shares to the Proposed Buyers and received consideration of US$200 million for such shares as well as a further deposit of US$50 million pursuant the Previous Agreement, and the Proposed Buyers was required to pay the remaining purchase price for the second batch of Particle shares to the Company on or before August 10, 2020 under the Previous Agreement. The rights and obligations of both the Proposed Buyers and the Company with respect to the second batch of shares under the Previous Agreement were terminated pursuant to the New SPA, and instead, the Company agreed to sell a total of 140,248,775 shares of Particle, representing all of the Particle shares the Company currently holds, to the Proposed Buyers at a total purchase price of US$150 million. The Proposed Buyers has paid approximately US$99.3 million (the “Remaining Payment”) to the Company under the New SPA, which represents the difference between the total purchase price and the US$50 million deposit already paid by the Proposed Buyers under the Previous Agreement plus certain other accrued interests. The Company will be required to deliver the 140,248,775 shares of Particle to the Proposed Buyers after certain closing conditions are satisfied. Once the delivery is completed, the Company will have sold a total of 235,051,527 shares of Particle to the Proposed Buyers at a total price of US$350 million.

As previously announced by the Company, the Company provided an interest-free loan of approximately US$9.7 million to the Proposed Buyers to enable them to pay for the first batch of shares that Long De Cheng Zhang (Tianjin) Investment Management Center and Long De Holdings (Hong Kong) Co., Limited (collectively, the “Long De Entities”) sold to the Proposed Buyers pursuant to a co-sale agreement that the Company entered into with the Long De Entities and Run Liang Tai. Under the New SPA, the Proposed Buyers agreed to transfer 4,584,209 shares of Particle back to the Company in satisfaction of the Proposed Buyers’ obligation to repay the US$9.7 million loan. The Proposed Buyers also agreed to purchase from any other shareholder of Particle such number of Particle shares that the shareholder may elect to sell pursuant to its co-sale right under the existing shareholders agreement of Particle (the “Additional Purchase Obligations”).

Completion of the transaction contemplated in the New SPA (the “Proposed Transaction”) is subject to certain closing conditions, including but not limited to approval by the shareholders of the Company's parent company, Phoenix Media Investment (Holdings) Limited (“Phoenix HK”) (including any related necessary approval by The Stock Exchange of Hong Kong Limited), as well as the Proposed Buyers’ provision of written evidence satisfactory to the Company showing that they have fulfilled any Additional Purchase Obligation. The Company may be required to return US$150 million to the Proposed Buyers and pay damages of US$50 million if it fails to obtain approval by the shareholders of Phoenix HK due to reasons within the Company’s reasonable control. The Company may be able to retain some of the US$150 million if the Proposed Transaction fails to close due to other reasons. There is no assurance that the Proposed Transaction will ever be closed.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media's strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media's beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company's reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company's expectations regarding demand for and market acceptance of its services; the Company's expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the

Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; the Company's plans to enhance its user experience, infrastructure and services offerings; the Company's reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company's business in particular. Further information regarding these and other risks is included in the Company's filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com